Exhibit 99.82

Execution Copy

The attached document is a definitive agreement between 0828275 B.C. Ltd., HudBay Minerals Inc. and Skye Resources Inc. dated June 23, 2008. This definitive agreement was negotiated at arm’s length to provide contractual protections for the benefit of 0828275 B.C. Ltd., HudBay Minerals Inc. and Skye Resources Inc. and not for purposes of disclosure to investors for any other purpose. The terms of this agreement may be varied or amended. Accordingly, investors and potential investors are cautioned that it would be inappropriate to rely on this document in making an investment decision.

0828275 B.C. LTD.

AND

HUDBAY MINERALS INC.

AND

SKYE RESOURCES INC.

ARRANGEMENT AGREEMENT

DATED June 23, 2008

TABLE OF CONTENTS

(continued)

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 23, 2008,

B E T W E E N:

0838375 B.C. LTD., a corporation incorporated under the laws of British Columbia (Canada) (“Subco”)

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HUDBAY MINERALS INC., a corporation continued under the laws of Canada (“HudBay”)

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SKYE RESOURCES INC., a corporation incorporated under the laws of British Columbia (Canada) (“Skye”)

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than HudBay or any of its affiliates) after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Skye and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Skye and its subsidiaries; or (b) 20% or more of any voting or equity securities of Skye or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Skye and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Skye; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Skye or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Approvals” means the approvals listed on Schedule 5.1(k) to the Disclosure Letter;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Skye Shareholders, the holders of Skye Options and the holders of Skye DSUs, approving the Plan of Arrangement which is to be considered at the Skye Meeting and is to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“BCSC” means the British Columbia Securities Commission, and includes any successor thereto;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

“Canadian Resident” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company Information” means the Skye Public Disclosure Record;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Skye or its subsidiaries owns or has a right or option to acquire or use, all as indicated in the list set out in the Disclosure Letter;

“Confidentiality Agreement” means the letter agreement dated March 29, 2007, as amended June 2, 2008, between HudBay and Skye pursuant to which HudBay and Subco have been provided with access to confidential information of Skye;

“Consideration” means the consideration to be received by the Skye Shareholders pursuant to the Plan of Arrangement in consideration for their Skye Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Skye or any of its subsidiaries is a party or by which Skye or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Data Room Information” means the documents listed in the index attached to the Disclosure Letter;

“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Skye for the purpose of, among other things, exchanging certificates representing Skye Shares for certificates representing HudBay Shares;

“Disclosure Letter” means the disclosure letter executed by Skye and delivered to Subco and HudBay in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Eligible Holder” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Eligible Non-Resident” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“Fenix Project” means the ferro-nickel operation in the Department of Izabal in eastern Guatemala, including the refurbishment and expansion of the existing pyrometallurgical processing plant, associated mining licenses, rights of use, easements, buildings, licenses, existing technical information and all other related assets;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Skye and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Skye and HudBay, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“HudBay Convertible Securities” means the HudBay Options, the HudBay Warrants and the HudBay LTEPs;

“HudBay Financial Statements” has the meaning ascribed thereto in Section 4.1(h);

“HudBay LTEPs” means the share unit awards granted pursuant to the long term equity plans of HudBay, as approved by HudBay Shareholders on May 29, 2008;

“HudBay Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, prospects, results of operations or financial condition of HudBay and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by HudBay of its plans or intentions with respect to Skye and/or any of its subsidiaries; (ii) changes in the U.S. or Canadian economies in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on HudBay relative to comparable mining companies; (v) any change in GAAP; (vi) any natural disaster, provided that it does not have a materially disproportionate affect on HudBay relative to comparable mining companies; (vii) changes affecting the mining industry generally or the price of zinc or copper or gold, provided that such changes do not have a materially disproportionate effect on HudBay relative to comparable mining companies; or (viii) any decrease in the market price or any decline in the trading volume of HudBay Shares on the Exchange (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a HudBay Material Adverse Effect has occurred);

“HudBay Options” means an option to purchase HudBay Shares granted under the HudBay Option Plans;

“HudBay Public Disclosure Record” means all documents and information required to be filed by HudBay under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“HudBay Shareholders” means the holders of HudBay Shares;

“HudBay Shareholders Rights Plan” means the rights agreement dated November 9, 2004 between HudBay and Equity Transfer Services Inc. as rights agent, as amended;

“HudBay Shares” means common shares in the capital of HudBay;

“HudBay Option Plans” means (i) the stock option plan approved by HudBay Shareholders on June 23, 2005, as amended; (ii) the stock option plan approved by HudBay Shareholders on July 9, 2002, as amended; and (iii) the stock option plan approved by HudBay Shareholders on May 29, 2008;

“HudBay Warrants” mean the warrants to purchase HudBay Shares governed by the warrant indenture dated December 21, 2004 made between HudBay and Equity Transfer Services Inc. as warrant agent, as amended;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Skye as set out in the Disclosure Letter;

“Interim Order” means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Skye Meeting, as the same may be amended by the Court with the consent of Skye and HudBay, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party, including from customers, to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Skye or any of its subsidiaries and as set out in Schedule D hereto;

“Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions) which Skye or its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in the Disclosure Letter;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means each of the officers and directors of Skye;

“Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, prospects, results of operations or financial condition of Skye and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by HudBay of its plans or intentions with respect to Skye and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Guatemalan economies in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Skye relative to comparable exploration and/or mining companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Skye relative to comparable exploration and/or mining companies; (vii) changes affecting the mining industry generally or the price of nickel, provided that such changes do not have a materially disproportionate effect on Skye relative to comparable mining and/or exploration companies; or (viii) any decrease in the market price or any decline in the trading volume of Skye Shares on the Exchange (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contracts” means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Skye; (ii) under which Skye or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $1,000,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Skye or any of its subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (vi) that limits or restricts Skye or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Skye and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(s) to the Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(k);

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means October 31, 2008, or such later date as may be agreed to in writing by the Parties;

“Parties” means Skye, Subco and HudBay, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal,

dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Share Exchange Ratio” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Share Sale Agreement” means the Share Purchase Master Agreement between Skye and Inco Limited dated September 30, 2004 as amended on December 15, 2004;

“Skye Benefit Plans” has the meaning ascribed thereto in Section 3.1(aa)(i);

“Skye Board” means the board of directors of Skye as the same is constituted from time to time;

“Skye Circular” means the notice of the Skye Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Skye Shareholders, holders of Skye Options and holders of Skye DSUs in connection with the Skye Meeting, as amended, supplemented or otherwise modified from time to time;

“Skye Convertible Securities” means the Skye Options, Skye Warrants, Skye DSU’s, Skye PSU’s and any other agreements existing as of the date of this Agreement which provide for the issuance of Skye Shares;

“Skye DSUs” means the deferred share units granted pursuant to the Deferred Share Unit Plan of Skye, as approved by Skye Shareholders on May 17, 2007 as amended as of May 2, 2008;

“Skye Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Skye Meeting” means the special meeting of Skye Shareholders, holders of Skye Options and holders of Skye DSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Skye Option” means an option to purchase Skye Shares granted under the Skye Stock Option Plan;

“Skye PSUs” means the Skye performance share units granted pursuant to the Performance Share Unit Plan of Skye, as approved by Skye Shareholders on May 17, 2007, as amended as of May 2, 2008;

“Skye Public Disclosure Record” means all documents and information required to be filed by Skye under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Skye Shareholder Rights Plan” means the Shareholder Protection Rights Agreement dated December 21, 2006 between Skye and CIBC Mellon Trust Company, as amended from time to time;

“Skye Shareholders” means the holders of Skye Shares;

“Skye Shares” means the common shares in the capital of Skye, as currently constituted;

“Skye Stock Option Plan” means the stock option plan of Skye, as approved by Skye Shareholders on February 28, 2003, as amended and restated June 19, 2008;

“Skye Warrants” means the warrants to purchase Skye Shares governed by the warrant indenture dated October 26, 2007 made between Skye and CIBC Mellon Trust Company as warrant agent;

“SRP Rights” means the rights issued pursuant to the Skye Shareholder Rights Plan;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to 100% of the outstanding Skye Shares (other than Skye

Shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of Skye and its subsidiaries and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire the outstanding Skye Shares, is made available to all Skye Shareholders on the same terms and conditions (other than in the case of an asset transaction); (iii) in respect of which, to the extent necessary, financing commitment letters reasonably satisfactory to the Skye Board are provided from the sources of financing to be used to complete the transaction contemplated by such proposal establishing that such financing is available without delays or conditions (other than the conditions attached to such Acquisition Proposal); (iv) is not subject to a due diligence condition; and (v) in respect of which the Skye Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the holders of Skye Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Skye Shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by HudBay pursuant to Section 7.3;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian and Guatemalan federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia, Guatemala and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Person” has the meaning ascribed to it in Regulation S of the US Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereafter from time to time may be amended; and

“Voting Agreements” means the voting agreements (including all amendments thereto) between HudBay, Subco and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Skye Shares, Skye DSUs and Skye Options (including those issuable on the exercise of Skye Convertible Securities) in favour of the Arrangement Resolution.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Skye shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Skye required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Skye” means the actual knowledge of Colin Benner, in his capacity as Chief Executive Officer of Skye, and David Bryson, in his capacity as the Chief Financial Officer of Skye, after due enquiry within Skye and its subsidiaries.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Skye, HudBay and Subco agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Court Orders

(a)	Skye shall apply to the Court, in a manner acceptable to HudBay and Subco, acting reasonably, pursuant to section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(i)	As soon as reasonably practicable, following the date of execution of this Agreement, Skye shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Skye Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Skye Shares, holders of Skye Options and holders of Skye DSUs present in person or by proxy at the Skye Meeting (the “Skye Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of the Skye constating documents, including quorum requirements and other matters, shall apply in respect of the Skye Meeting;

(D)	for the grant of Dissent Rights to the Skye Shareholders who are registered holders of Skye Shares;

(E)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)	that the Skye Meeting may be adjourned from time to time by management of Skye with the consent of HudBay without the need for additional approval of the Court;

(G)	that the record date for Skye Shareholders entitled to notice of and to vote at the Skye Meeting will not change in respect of any adjournment(s) of the Skye Meeting;

(H)	that it is Skye’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Skye Shareholders, holders of Skye Options and holders of Skye DSUs who are resident in the United States; and

(ii)	subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3	Skye Meeting

(a)	Subject to the terms of this Agreement, Skye agrees to convene and conduct the Skye Meeting in accordance with the Interim Order, Skye’s notice of articles and articles and applicable Law on or before August 19, 2008 or as soon as reasonably practicable thereafter.

(b)	Subject to the terms of this Agreement, Skye will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by HudBay, using proxy solicitation services.

(c)	Skye will advise HudBay as HudBay may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Skye Meeting, as to the aggregate tally of the proxies received by Skye in respect of the Arrangement Resolution.

(d)	Skye will promptly advise HudBay of any written notice of dissent or purported exercise by any Skye Shareholder of Dissent Rights received by Skye in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Skye and, subject to applicable Law, any written communications sent by or on behalf of Skye to any Skye Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)	Upon receipt by Skye from HudBay of all necessary documents required to be executed by it, Skye will use its best efforts to prepare or cause to be prepared and provide to HudBay lists of the holders of all classes and series of securities of Skye, including lists of the Skye Shareholders, the holders of Skye Options and the holders of Skye DSUs, as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to HudBay thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(f)	As soon as reasonably practicable and in any event not later than 24 days following execution of this Agreement, Skye will convene a meeting of the Skye Board to approve the Skye Circular.

2.4	Skye Circular

(a)	Skye shall prepare the Skye Circular in compliance with the Securities Laws and file on a timely basis, and in any event on or before July 22, 2008, the Skye Circular with respect to the Skye Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable securityholders to form a reasoned judgement concerning the Arrangement and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts relating to the HudBay Shares. Without limiting the generality of the foregoing, Skye shall, in consultation with HudBay, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)	Skye shall ensure that the Skye Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Skye Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to HudBay and its affiliates, including HudBay Shares) and shall provide Skye Shareholders, holders of Skye Options and holders of Skye DSUs with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Skye Meeting and to allow HudBay to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of HudBay Shares in exchange for Skye Shares, Skye Options and Skye DSUs pursuant to the transactions described herein. Subject to Section 7.2, the Skye Circular will include the unanimous recommendation of the Skye Board that Skye Shareholders, holders of Skye Options and holders of Skye DSUs vote in favour of the Arrangement Resolution, and a statement that each director of Skye intends to vote all of such director’s Skye Shares (including any Skye Shares issued upon the exercise of any Skye Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements. The terms of the Skye Circular shall comply with the terms of this Agreement.

(c)	HudBay will furnish to Skye all such information regarding HudBay, its affiliates and the HudBay Shares, as may be reasonably required by Skye (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Skye Circular and other documents related thereto. HudBay shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors to the use of any financial or technical information required to be included in the Skye Circular. HudBay shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Skye Circular in order to make any information so furnished or any information concerning HudBay not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning HudBay and Subco.

(d)	HudBay and its legal counsel shall be given a reasonable opportunity to review and comment on the Skye Circular, prior to the Skye Circular being printed, mailed to Skye Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by HudBay and its counsel, provided that all information relating solely to HudBay included in the Skye Circular shall be in form and content satisfactory to HudBay, acting reasonably. Skye shall provide HudBay with a final copy of the Skye Circular prior to the mailing to the Skye Shareholders.

(e)	Skye and HudBay shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Skye only with respect to Skye and in the case of HudBay only with respect to Subco or HudBay) that the Skye Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Skye Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Skye Circular, as required or appropriate, and Skye shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Skye Circular to Skye Shareholders, holders of Skye Options and holders of Skye DSUs and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5	Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Skye Meeting by Skye Shareholders, holders of Skye Options and holders of Skye DSUs as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals are obtained, and subject to the terms of this Agreement, Skye shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.6	Court Proceedings

Subject to the terms of this Agreement, HudBay and Subco will cooperate with, assist and consent to Skye seeking the Interim Order and the Final Order, including by providing Skye on a timely basis any information required to be supplied by HudBay in connection therewith. Skye will provide legal counsel to HudBay with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Skye will also provide legal counsel to HudBay on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Skye or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Skye will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with HudBay’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require HudBay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases HudBay or Subco’s obligations set forth in any such filed or served materials or under this Agreement.

2.7	Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article VI by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Skye Shareholders, holders of Skye Options and holders of Skye DSUs at the Skye Meeting, in accordance with the Interim Order and Skye obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

2.8	Payment of Consideration

HudBay will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient funds and HudBay Shares in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement.

2.9	Preparation of Filings

HudBay and Skye shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10	Announcement and Shareholder Communications

Subco and Skye shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by HudBay and Skye, the text and timing of each such announcement to be approved by HudBay and Skye in advance, acting reasonably. HudBay and Skye agree to co-operate in the preparation of presentations, if any, to Skye Shareholders, holders of Skye Options and holders of Skye DSUs, regarding the Plan of Arrangement, and no Party shall (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (ii) make any filing with any Governmental Entity or with the Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Withholding Taxes

HudBay, Skye and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Skye Shareholder such amounts as HudBay, Subco, Skye or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.12	Canadian Tax Matters

HudBay and Skye intend that the amalgamation of Skye with Subco will qualify as an amalgamation within the meaning of section 87 of the Tax Act.

2.13	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under section 368 of the Code. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of section 1313 of the Code that such treatment is not correct. To that end, it is acknowledged and agreed that the exchange of securities pursuant to the Plan of Arrangement, the transfers of Skye Shares to Subco and the amalgamation of Skye with Subco pursuant to the Plan of Arrangement are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein, and together such steps may be fairly characterized as a statutory merger or consolidation within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes. However, neither HudBay nor Subco makes any representation or warranty to Skye, any Skye Shareholder or any holder of Skye Convertible Securities (including without limitation any holder of Skye Options) regarding the U.S. Federal income tax consequences of the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SKYE

3.1	Representations and Warranties

Skye hereby represents and warrants to and in favour of Subco and HudBay as follows, except to the extent that such representations and warranties are qualified by the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Subco and HudBay are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. As of the date hereof, the Skye Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of

Arrangement is fair to the Skye Shareholders and is in the best interests of Skye and has resolved unanimously to recommend to the Skye Shareholders that they vote in favour of the Arrangement Resolution. The Skye Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)	Fairness Opinion. The Skye Board has received the opinion of TD Securities Inc., the Skye Board’s financial advisor, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Skye Shareholders (other than HudBay and its affiliates) in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Skye Shareholders (other than HudBay and its affiliates).

(c)	Organization and Qualification. Skye and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Skye and each of its subsidiaries: (a) except as disclosed in Schedule 3.1(c) of the Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the Skye Public Disclosure Record; and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.

(d)	Authority Relative to this Agreement. Skye has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Skye and the performance by Skye of its obligations under this Agreement have been duly authorized by the Skye Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Skye and constitutes a legal, valid and binding obligation of Skye, enforceable against Skye in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. Neither the authorization, execution and delivery of this Agreement by Skye nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Skye with any of the provisions hereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Skye or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Skye or any of its subsidiaries, under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Material Contract to which Skye or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Skye or any of its subsidiaries is bound; or (2) subject to obtaining the Key Regulatory Approvals, (x) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Skye or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect in regard of Skye or any of its subsidiaries (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect). The authorization of this Agreement, the execution and delivery by Skye of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Skye of the Arrangement, will not (x) give rise to any rights of first refusal or, except as disclosed in Section 3.1(e) of the Disclosure Letter, trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of Skye’ assets or the assets of any of its subsidiaries; or (y) result in the imposition of any Liens upon any assets of Skye or any of its subsidiaries. The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Skye or any of its subsidiaries in order for Skye and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization. The authorized share capital of Skye consists of an unlimited number of Skye Shares. As of the close of business on June 20, 2008, there are issued and outstanding only 51,035,637 Skye Shares. As of the close of business on June 20, 2008, an aggregate of up to 7,484,550 Skye Shares are issuable upon the exercise of 3,531,400 Skye Options, 3,105,000 Skye Warrants, 114,378 Skye DSU’s and 733,772 Skye PSU’s and, except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Skye Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise)

of any character whatsoever requiring or which may require the issuance, sale or transfer by Skye of any securities of Skye (including Skye Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Skye (including Skye Shares) or subsidiaries of Skye. All outstanding Skye Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Skye Shares issuable upon the exercise of Skye Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Skye (including the Skye Shares, the Skye Options, Skye DSU’s and Skye PSU’s) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Skye Convertible Securities, there are no securities of Skye or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Skye Shareholders on any matter. Except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no outstanding contractual or other obligations of Skye or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Skye Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Skye or any of its subsidiaries having the right to vote with the holders of the outstanding Skye Shares on any matters.

(g)	Skye Shareholder Rights Plan. Skye has taken all corporate action required for it to perform its obligations under Section 5.2(a) hereof.

(h)	Reporting Status and Securities Laws Matters. Skye is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Skye and, to the knowledge of Skye, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Skye, expected to be implemented or undertaken.

(i)

Ownership of Subsidiaries. Schedule 3.1(i) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Skye, each of which is wholly-owned other than as disclosed in Schedule 3.1(i) of the Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Skye are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Skye are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Skye, except as disclosed in Schedule 3.1(i) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Skye to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(i) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Skye. All ownership interests of Skye and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(j)	Public Filings. Skye has filed all documents in the Skye Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the Skye Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Skye Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Skye has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(k)	Skye Financial Statements. Skye’s audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis (“MD&A”) and Skye’s unaudited financial statements as at and for the three months ended March 31, 2008 (collectively, the “Skye Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Skye’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Skye and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Skye and its subsidiaries on a consolidated basis. There has been no material change in Skye’s accounting policies, except as described in the notes to the Skye Financial Statements, since December 31, 2007.

(l)	Internal Controls and Financial Reporting. Skye (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Skye, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Skye by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

(m)	Books and Records. The financial books, records and accounts of Skye and its subsidiaries, in all material respects: (i) have, other than in the case of the Skye Subsidiaries incorporated under the laws of Guatemala, been maintained in accordance with Guatemalan Law; (ii) have, in the case of the Skye Subsidiaries incorporated under the laws of Guatemala, been maintained in accordance with generally accepted accounting principals in Guatemala; and (iii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Skye and its subsidiaries; and (iv) accurately and fairly reflect the basis for Skye Financial Statements.

(n)	Minute Books. Except as disclosed in Schedule 3.1 (n) of the Disclosure Letter, the minute books of each of Skye and its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders except (i) minutes for meetings of the board of directors and committees thereof held after June 17, 2008; or (ii) minutes that have been provided in draft; or (iii) certain resolutions of the board of directors and shareholders of Skye and its subsidiaries that have been provided or made available to HudBay with redaction of certain confidential information. Any such redactions do not relate to information that is, individually or in the aggregate, material and adverse to Skye or its Subsidiaries. Skye will, as soon as practicable following the execution of this Agreement, provide HudBay with unredacted versions of such resolutions.

(o)	No Undisclosed Liabilities. Skye and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Skye Financial Statements or, to the extent disclosed in Schedule 3.1(o) of the Disclosure Letter, incurred in the ordinary course of business since the date of the most recent financial statements of Skye filed on SEDAR.

(p)	No Material Change. Since December 31, 2007, except as disclosed in the Skye Public Disclosure Record, there has been no material change in respect of Skye and its subsidiaries taken as a whole, and the debt, business and material property of Skye and its subsidiaries conform in all respects to the description thereof contained in the Skye Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Skye on any Skye Shares.

(q)	Litigation. Except as disclosed in Schedule 3.1(q) of the Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Skye, threatened affecting Skye or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Skye nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as disclosed in Schedule 3.1(r) of the Disclosure Letter, Skye and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects and none of its declared tax credits has expired under the applicable statute of limitations:

(i)	Skye and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Skye Financial Statements.

(ii)	Except as provided for in the Skye Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Skye or any of its subsidiaries, and neither Skye nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Skye, threatened against Skye or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iii)	No claim has been made by any Governmental Entity in a jurisdiction where Skye and any of its subsidiaries does not file Returns that Skye or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)	Other than as disclosed in Schedule 3.1(r)(iv) of the Disclosure Letter, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Skye or any of its subsidiaries.

(v)	Skye and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(vi)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Skye or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(vii)	Skye and each of its subsidiaries have given to HudBay true, correct and complete copies of all their income and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, there are no omissions in the foregoing.

(viii)	the Skye Shares are listed on a “recognised stock exchange” as defined by the Tax Act.

(s)	Property.

(i)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter:

(A)	the Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Fenix Project; and

(B)	the Lands are the only interest in real property, including licences, leases, rights of way, surface rights, easements or other real property interests that are required to develop the Fenix Project.

(ii)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, each Concession is in good standing and each Concession and all of the Lands are held by Skye or its subsidiaries free and clear of all Liens. The Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Skye and its subsidiaries in each of the Concessions and Lands; and (ii) the agreement or document pursuant to which such Concessions and Lands were acquired by Skye or its subsidiaries identified in the Disclosure Letter is lawfully authorized to hold the interests in the Concessions and the Lands set out therein.

(iii)	Except as disclosed in Schedule 3.1(i) of the Disclosure Letter, and applying customary standards in the mining industry in Guatemala:

(A)	each Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(B)	any and all assessment work required to be performed and filed under the Concessions has been performed and filed;

(C)	any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;

(D)	any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

(E)	Skye or its subsidiaries have the exclusive right to deal with the Concessions and the Lands;

(F)	no other Person has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Skye’s or its subsidiaries’ interests in the Concessions or the Lands; and

(H)	neither Skye nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Skye’s or its subsidiaries’ interests in the Concessions.

(iv)	Skye has provided HudBay with access to full and complete copies of all exploration information and data within the possession or control of Skye and its subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands or the Fenix Project and Skye has the sole right, title, ownership and right to use all such information, data reports and studies.

(v)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, all work and activities carried out on the Concessions and the Lands by Skye or its subsidiaries or, to the knowledge of Skye and its subsidiaries, by any other person appointed by Skye or its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Skye nor its subsidiaries, nor, to the knowledge of Skye and its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(vi)	Skye and its subsidiaries have made full disclosure to HudBay of all material facts of which each of Skye and its subsidiaries has knowledge relating to the Concessions, the Lands and the Fenix Project.

(t)

Contracts. Schedule 3.1(t) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which Skye or any of its subsidiaries is a party. All Material Contracts are in full force and effect, and Skye or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Skye has made available to HudBay for inspection true and completed copies of all Material Contracts, and all such Material Contracts are contained in the Data Room Information or have subsequently been provided to

HudBay pursuant to its due diligence requests. All of the Material Contracts are valid and binding obligations of Skye enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Skye and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Skye or any of its subsidiaries or, to the knowledge of Skye or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Skye nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Skye, no such action has been threatened. Except as set out in Schedule 3.1(t) of the Disclosure Letter, neither Skye nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Skye or any of its subsidiaries.

(u)	Permits. Except as disclosed in Schedule 3.1(u) of the Disclosure Letter, Skye and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as they are now being conducted or as intended to be conducted as set forth in the Skye Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits). None of Skye nor any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is proposed to be conducted.

(v)	Intellectual Property.

(i)	All Intellectual Property owned by Skye and its subsidiaries that has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons have been irrevocably assigned in writing to Skye or its subsidiaries and, as applicable, such persons have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof;

(ii)	to the best of Skye’s knowledge, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by Skye or its subsidiaries which is proposed to be carried on;

(iii)	there is no action, suit, proceeding or claim pending or to the best of Skye’s knowledge, threatened by others challenging Skye’s or its subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by Skye or its subsidiaries which is used for the conduct of Skye’s and its subsidiaries’ business as currently carried on and proposed to be carried on;

(iv)	Skye and its subsidiaries have not failed to maintain any application or registration, or to comply with any agreement or order of any court which would prevent it from owning, using or commercializing any Intellectual Property currently used, commercialized or proposed to be used or commercialized in the conduct of its business as currently carried on and proposed to be carried on; and

(v)	there is no prior patent, trademark, copyright or any other intellectual property that may render any patent application owned by Skye or its subsidiaries unpatentable that has not been disclosed to the U.S. Patent and Trademark Office or that may have been required to be disclosed to the Canadian Intellectual Property Office, the European Patent Office or any similar intellectual property office in any country, as the case may be, which is used for the conduct of the business as currently carried on and proposed to be carried on.

(w)	HSR Act.

As determined in accordance with the HSR Act and regulations thereunder Skye and all entities controlled by Skye: (i) do not hold U.S. assets located in the United States having an aggregate fair market value in excess of US $63.1 million; and (ii) did not have aggregate sales in or into the United States in excess of US $63.1 million in Skye’s most recent fiscal year.

(x)	Environmental Matters. To Skye’s knowledge, each of Skye and Skye’s subsidiaries and their respective businesses, operations, and properties:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no

knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(y)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Skye Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Skye to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, no material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Skye and its subsidiaries, taken as a whole, from the amounts disclosed in the Skye Public Disclosure Record.

(z)	Regulatory.

(i)	Skye and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Skye or its subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)	Skye and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Skye and its subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Skye or its subsidiaries to operate their respective businesses.

(aa)	Employee Benefits.

(i)	Skye and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Skye or such subsidiary or in respect of which Skye or any of its subsidiaries has any actual or potential liability (collectively, the “Skye Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Schedule 3.1(aa) of the Disclosure Letter sets forth a complete list of the Skye Benefit Plans. Current and complete copies of all written Skye Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Skye Benefit Plans which have been provided to persons entitled to benefits under the Skye Benefit Plans have been delivered or made available to Subco together with copies of all material documents relating to the Skye Benefit Plans.

(iii)	Each Skye Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Skye Benefit Plan (including the terms of any documents in respect of such Skye Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)	All obligations of Skye or any of its subsidiaries regarding the Skye Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Skye Benefit Plans by Skye or its subsidiaries except as disclosed in Schedule 3.1(aa) of the Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Skye Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Schedule 3.1(aa) of the Disclosure Letter.

(v)	Each Skye Benefit Plan is insured or funded in compliance with the terms of such Skye Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Skye or any of its subsidiaries from any such Governmental Entities.

(vi)	To the knowledge of Skye, (i) no Skye Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Skye Benefit Plan required to be registered or qualified.

(vii)	Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, Skye and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Skye Benefit Plan or to improve or change the benefits provided under any Skye Benefit Plan.

(viii)	There is no entity other than Skye and any of its subsidiaries participating in any Skye Benefit Plan.

(ix)	Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, none of the Skye Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Skye Benefit Plans disclosed in Schedule 3.1(aa), each such Skye Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)	Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, neither the execution and delivery of this Agreement by Skye nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Skye with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Skye or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Skye Benefit Plan or restriction held in connection with a Skye Benefit Plan.

(xi)	All data necessary to administer each Skye Benefit Plan is in the possession of Skye or its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Skye Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)	Labour and Employment.

(i)	Schedule 3.1(bb)(i) of the Disclosure Letter sets forth a complete list of all employees of Skye and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Schedule 3.1(bb)(i) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. As at June 19, 2008, none of the employees of Skye or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(bb)(i) of the Disclosure Letter have been paid or accrued by Skye and its subsidiaries, as applicable, and Skye and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with salaried employees of Skye and any of its subsidiaries identified in Schedule 3.1(bb)(ii) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Schedule 3.1(bb)(i) of the Disclosure Letter, no employee of Skye or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	Schedule 3.1(bb)(iii) of the Disclosure Letter sets forth a complete list of the collective agreements, either directly or by operation of law, between Skye or any of its subsidiaries with any trade union or association which may qualify as a trade union. Other than as disclosed in Schedule 3.1(bb)(iii) of the Disclosure Letter, there are no outstanding or, to the knowledge of Skye, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Skye or any of its subsidiaries not already covered by a collective agreement. Other than as disclosed in Schedule 3.1(bb)(iii) of the Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Skye or any of its subsidiaries nor is Skye or any of its subsidiaries currently negotiating any of the collective agreements listed in Schedule 3.1(bb)(iii) of the Disclosure Letter. There is no default or violation under any collective agreement listed in Schedule 3.1(bb)(iii) of the Disclosure Letter. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 3.1(bb)(iii) of the Disclosure Letter.

(cc)	Compliance with Laws. Skye and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Skye Shares (or any of them) or any other securities of Skye is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Skye, are pending, contemplated or threatened.

(ee)	Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 3.1(ee) of the Disclosure Letter, there are no Contracts or other transactions currently in place between Skye or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Skye, any officer or director of Skye or any of its subsidiaries; (ii) to the knowledge of Skye, any holder of record or, to the knowledge of Skye, beneficial owner of 10% or more of the Skye Shares; and (iii) to the knowledge of Skye, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)	Expropriation. No part of the property or assets of Skye or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Skye or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No Skye Shareholder has any right to compel Skye to register or otherwise qualify the Skye Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. Other than as disclosed in Schedule 3.1(hh) of the Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Skye or any of its subsidiaries, or any part thereof.

(ii)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Skye or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(jj)	Brokers. Except as disclosed by Skye to HudBay, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Skye, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(jj) to the Disclosure Letter.

(kk)	Fees and Expenses. Section 3.1(kk) of the Disclosure Letter sets forth (A) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Skye has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to HudBay in Schedule 3.1(kk) of the Disclosure Letter and (B) the amount of such fees and expenses that has been paid to date.

(ll)	Insurance. As of the date hereof, Skye and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(ll) of the Disclosure Letter. All insurance maintained by Skye or any of its subsidiaries is in full force and effect and in good standing and neither Skye nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Skye or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Skye or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(mm)	Data Room Information. All Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Site website for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to HudBay in relation to HudBay’s due diligence requests, including information not provided in the Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the Data Room Information or any other information provided to HudBay since the date posted to the Data Site website or provided to HudBay, as the case may be, such information is accurate in all material respects or is no longer relevant or material to Skye or additional information has been provided in the Data Room or to HudBay which supercedes or replaces such information.

(nn)	United States Securities Laws.

(i)	Skye is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	no securities of Skye are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Skye is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act; and

(iii)	Skye is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(oo)	No Transfer Under Share Sale Agreement. Neither entering into of this Agreement, nor the completion of the Arrangement constitutes a “Transfer” of the Sale Interest (as such terms are defined in such agreement) within the meaning of Section 12 of the Share Purchase Master Agreement so as to give rise to any preemptive or other rights of Vale Inco Inc. under the Share Purchase Master Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Skye contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SUBCO AND HUDBAY

4.1	Representations and Warranties

Each of Subco and HudBay hereby represents and warrants to and in favour of Skye as follows, and acknowledges that Skye is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Authority Relative to this Agreement. Each of Subco and HudBay has the requisite corporate authority and capacity to enter into and to perform their respective obligations under this Agreement. The execution and delivery of this Agreement by each of HudBay and Subco, and the performance of their respective obligations thereunder have been authorized by their respective board of directors and no other corporate proceedings on their part are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of Subco and HudBay and constitutes a legal, valid and binding obligation of each of Subco and the HudBay enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

Organization and Qualification. HudBay and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. HudBay and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect.

(c)	No Material Change. Since December 31, 2007 except as disclosed in the HudBay Public Disclosure Record, there has been no material change in respect of HudBay and its subsidiaries, taken as a whole, and there has been no dividend or distribution of any kind declared, paid or made by HudBay on any HudBay Shares.

(d)	No Violations. Neither the execution and delivery of this Agreement by Subco or HudBay nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by each of Subco and HudBay with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Subco or HudBay or (B) any material contract or other instrument or obligation to which Subco or HudBay or any of their respective subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Subco or HudBay or any of their respective subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Subco’s or HudBay’s ability to perform its obligations under this Agreement or (C) violate any Law applicable to Subco or HudBay or any of their respective subsidiaries or any of their respective properties or assets.

(e)

Capitalization. The authorized share capital of HudBay consists of an unlimited number of HudBay Shares and an unlimited number of preference shares, issuable in series (“HudBay Preference Shares”). As of the close of business on June 20, 2008, 126,481,770 HudBay Shares are issued and outstanding, no HudBay Preference Shares are issued and outstanding, and an aggregate of up to 4,986,502 HudBay Shares are issuable upon the exercise of 4,985,752 HudBay Options, 22,521 HudBay Warrants and nil HudBay LTEPs and there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the HudBay Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by HudBay of any securities of HudBay (including HudBay Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of HudBay (including HudBay Shares) or subsidiaries of HudBay. Other than HudBay Convertible Securities, there are no securities of HudBay or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the HudBay Shareholders on any matter. There are no outstanding contractual or other obligations of HudBay or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the HudBay Options. There are no outstanding bonds, debentures or other evidences of indebtedness of HudBay or any in its subsidiaries having the right to vote with the holders of the outstanding HudBay Shares on any matters.

(f)	Reporting Status and Securities Laws Matters. HudBay is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Subco, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Subco, expected to be implemented or undertaken.

(g)	Public Filings. HudBay has filed all documents in the HudBay Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the HudBay Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the HudBay Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. HudBay has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the HudBay Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the HudBay Public Disclosure Record.

(h)

HudBay Financial Statements. HudBay’s audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) and HudBay’s unaudited financial statements as at and for the three months ended March 31, 2008 (the “HudBay Financial Statements”) were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of HudBay’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Subco and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of HudBay and its subsidiaries on a consolidated basis. There has been no material change in HudBay’s accounting policies, except as described in the notes to the HudBay Financial Statements, since December 31, 2007.

(i)	Issuance of HudBay Shares. The HudBay Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of HudBay.

(j)	Absence of Cease Trade Orders. No order ceasing or suspending trading in HudBay Shares (or any of them) or any other securities of HudBay is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of HudBay, are pending, contemplated or threatened.

(k)	Investment Canada. Each of Subco and HudBay is a “WTO Investor” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(l)	Compliance with Laws. HudBay and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the business, prospects, results of operations or financial condition of HudBay and its subsidiaries, taken as a whole.

(m)	United States Securities Laws.

(i)	HudBay is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	No securities of HudBay are registered or required to be registered under Section 12 of the U.S. Exchange Act, and HudBay is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and

(iii)	HudBay is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(n)	Use of Short Form Prospectus. HudBay meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

4.2	Survival of Representations and Warranties

The representations and warranties of Subco and HudBay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF SKYE AND HUDBAY

5.1	Covenants of Skye Regarding the Conduct of Business

Skye covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement, applicable Laws or any Governmental Entities or consented to by HudBay in writing, Skye shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Skye shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of HudBay (which consent shall not be unreasonably withheld or delayed):

(a)	take any action except in the ordinary course of business of Skye and its subsidiaries, and Skye shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Skye or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Skye Shares owned by any person or the securities of any subsidiary owned by a person other than Skye other than, in the case of any subsidiary wholly-owned by Skye, any dividends payable to Skye or any other wholly-owned subsidiary of Skye; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Skye or its subsidiaries, or any Skye Convertible Securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Skye or its subsidiaries, other than (A) the issuance of Skye Shares issuable pursuant to the terms of the outstanding Skye Convertible Securities, (B) the grant of Skye Options pursuant to the terms of contractual commitments described in Schedule 5.1(b) of the Disclosure Letter; (C) quarterly grants of Skye DSUs to the persons and in the amounts which such grants have been made in the past and the conversion of director’s fees into Skye DSUs in a manner consistent with prior practice; (D) transactions in the ordinary course of business and consistent with past practices between two or more Skye wholly-owned subsidiaries or between Skye and a Skye wholly-owned subsidiary, and (E) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(s) of the Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Skye or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Skye or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Disclosure Letter, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Skye or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $200,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)	enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Skye Benefit Plans and other than the grant of Skye DSU’s in accordance with Section 5.1(b); (i) grant to any officer, employee or director of Skye or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase, (ii) make any loan to any officer, employee, or director of Skye or any of its subsidiaries, (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Skye or any of its subsidiaries, (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Skye Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Skye or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Skye or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Skye and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Skye or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Skye or any of its subsidiaries from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Skye or any of its subsidiaries;

(i)	other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(j)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Schedule 5.1(k) of the Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Skye to consummate the Arrangement, the Private Placement or the other transactions contemplated by this Agreement other than in connection with a Pre-Acquisition Reorganization;

(m)	take any action or enter into any transaction that would preclude the Canadian tax “bump” rules from applying upon an amalgamation or winding-up of Skye (or its successor by amalgamation) including pursuant to paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of capital property distributed to HudBay for purposes of paragraph 88(1)(d) of the Tax Act, the amount determined under paragraph 88(1)(d);

(n)	take any action or fail to take any action that would preclude HudBay’s acquisition of Skye from qualifying as a reorganization described under section 368(a)(1)(A) of the Code and section 368(a)(2)(D) of the Code; or

(o)	agree, resolve or commit to do any of the foregoing.

Skye shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Skye or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.7, none of Skye or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Subject to compliance with applicable competition or anti-trust laws, Skye shall promptly notify HudBay in writing of any circumstance or development that, to the knowledge of Skye, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Skye Relating to the Arrangement

Skye shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Skye or any of its subsidiaries under this Agreement, co-operate with Subco and HudBay in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Skye shall and, where applicable, shall cause its subsidiaries to:

(a)	immediately defer the separation time of the SRP Rights under the Skye Shareholder Rights Plan and continue to defer the separation time unless otherwise requested by HudBay;

(b)	promptly, and in any event within two Business Days following the date of this Agreement, provide to HudBay (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Skye and any third party pursuant to which confidential information of Skye has been provided to such third party;

(c)	on or immediately prior to the Effective Date or on such earlier date as HudBay may request and as may be permitted, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Plan of Arrangement, it being understood that Skye will have no obligation to take any such action until all other conditions to the Plan of Arrangement have been satisfied or waived;

(d)	subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.7.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Skye Board to resign as HudBay may require, at the time and in the manner requested by HudBay, as of the Effective Date, with a nominee of HudBay to be appointed to the Skye Board immediately after each such resignation;

(e)	apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Skye or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep HudBay reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing HudBay with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to HudBay’s outside counsel on an “external counsel” basis), in order for HudBay to provide its comments thereon, which shall be given due and reasonable consideration;

(f)	use its best efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(g)	elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Skye not to have subsection 256(9) of the Tax Act apply; and

(h)	defend all lawsuits or other legal, regulatory or other proceedings against Skye challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3	Covenants of HudBay Regarding the Performance of Obligations

5.3.1 HudBay shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by HudBay or any of HudBay’s subsidiaries under this Agreement, co-operate with Skye in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, HudBay shall and where appropriate shall cause its subsidiaries to:

(a)	apply for and use its best efforts to obtain all Key Regulatory Approvals relating to HudBay or any of HudBay’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Skye reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Skye with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Skye’s outside counsel on an “external counsel” basis), in order for Skye to provide its reasonable comments thereon;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against HudBay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of HudBay or Subco to consummate the Arrangement, the Private Placement or the other transactions contemplated by this Agreement;

(e)	make joint elections with Eligible Holders in respect of the disposition of their Skye Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(f)	following the Effective Time, it will take all steps required and cause Skye or its successor to take all steps required to fulfill the obligations of Skye or its successor to deliver HudBay Shares on any exercise of Skye Options or Skye Warrants;

(g)	subject to applicable Law (including the rules or policies of the Exchange) vote all Subscription Shares (as hereinafter defined) and any other Skye Shares beneficially owned by it in favour of the Arrangement; and

(h)	HudBay shall apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of any convertible securities of Skye outstanding at the Effective Time, subject only to satisfaction by HudBay of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”).

5.3.2 If, at any time prior to the Effective Date, HudBay effects a split, consolidation or other alteration of the issued and outstanding HudBay Shares such that the Share Exchange Ratio no longer reflects the intention of the Parties in relation to the effect of the exchange of shares contemplated by the Arrangement, the Board of Directors of HudBay shall make such adjustments to the Share Exchange Ratio as, in their sole discretion and acting in good faith, they determine to be equitable in the circumstances.

In addition, if, prior to the Effective Time, HudBay amalgamates or merges with or into any other corporation or other entity (other than an amalgamation or merger which does not result in any reclassification of the outstanding HudBay Shares or a change of the HudBay Shares into other shares), the Board of Directors of HudBay shall ensure that, pursuant to the Arrangement, Skye Shareholders are entitled to receive, in lieu of the number of HudBay Shares to which they were theretofore entitled under the Arrangement, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of the transaction if, on the effective date or record date thereof, as the case may be, it had been the registered holder of the number of HudBay Shares to which such holder was entitled upon completion of the Arrangement.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)	Skye shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as HudBay may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Skye need not effect a Pre-Acquisition Reorganization which in the opinion of Skye, acting reasonably: (i) would require Skye to obtain the prior approval of the shareholders of Skye in respect of such Pre-Acquisition Reorganization other than at the Skye Meeting; or (ii) would impede or materially delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (i) above, Skye shall use its best efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Skye shall cooperate with Subco in structuring, planning and implementing any such Pre-Acquisition Reorganization. Subco shall provide written notice to Skye of any proposed Pre-Acquisition Reorganization at least 10 business days prior to the date of the Skye Meeting. In addition:

(A)	HudBay shall indemnify and save harmless Skye and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(B)	any Pre-Acquisition Reorganization shall not become effective unless HudBay shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(C)	any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Skye or any of its subsidiaries;

(D)	unless the Parties otherwise agree, any Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(E)	any Pre-Acquisition Reorganization shall not require Skye or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract; and

(F)	Skye and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Skye incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Reorganization.

(d)	Each of HudBay and Subco acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Skye hereunder has been breached. HudBay and Skye shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Skye shall not be liable for the failure of HudBay to benefit from any anticipated tax efficiency as a result of a Reorganization.

5.5	Employment Agreements

Following the approval of the Arrangement Resolution, HudBay shall cause Skye to honour such obligations, if any, under Skye’s employment agreements as are disclosed in Schedule 5.5 of the Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as disclosed in Schedule 5.5 of the Disclosure Letter.

5.6	HudBay Guarantee

HudBay hereby unconditionally and irrevocably guarantees the due and punctual performance by Subco of each and every obligation of Subco arising under this Agreement and the Arrangement.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement (other than the completion of the Private Placement described in Section 7.5), are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Skye Shareholders, the holders of Skye Options and the holders of Skye DSUs at the Skye Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Skye and HudBay, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against HudBay or Skye which shall prevent the consummation of the Arrangement;

(d)	HudBay Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Skye shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Skye fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that HudBay will rely on the foregoing exemptions based on the Court’s approval of the transaction;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the Key Third Party Consents shall have been obtained;

(g)	this Agreement shall not have been terminated in accordance with its terms; and

(h)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

6.2	Additional Conditions Precedent to the Obligations of Subco and HudBay

The obligations of Subco and HudBay to complete the transactions contemplated by this Agreement (other than the completion of the Private Placement described in Section 7.5) shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Subco and HudBay and may be waived by Subco and HudBay):

(a)	all covenants of Skye under this Agreement to be performed on or before the Effective Time which have not been waived by HudBay shall have been duly performed by Skye in all material respects, and HudBay shall have received a certificate of Skye addressed to HudBay and dated the Effective Time, signed on behalf of Skye by two senior executive officers of Skye (on Skye’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Skye set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse

Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(oo)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Skye (it being a separate condition that the representations and warranties of Skye made in Sections 3.1(c), 3.1(d) and 3.1(f))) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and HudBay shall have received a certificate of Skye addressed to HudBay and dated the Effective Time, signed on behalf of Skye by two senior executive officers of Skye (on Skye’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)	no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement, (ii) which would render this Agreement or the Voting Agreements unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to Skye;

(d)	the Voting Agreements shall have been entered into by the Locked-up Shareholders and: (i) all representations and warranties made by Locked-Up Shareholders who are Directors of Skye, the Chief Executive Officer or Chief Financial Officer of Skye (the “Senior Locked-Up Shareholders”) in the Voting Agreements shall be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the Senior Locked-Up Shareholders shall have complied in all material respects with all covenants set forth in the Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Voting Agreements to which the Senior Locked-Up Shareholders are party shall have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give HudBay the right to terminate any of the Voting Agreements;

(e)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Skye;

(f)	all approvals, consents, registrations, permits, authorizations and other considerations, including the Key Third Party Consents, required to be obtained from any Governmental Entity or other Person that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect with respect to Skye, shall have been obtained; and

(g)	holders of no more than 10% of the Skye Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Subco and HudBay and may be waived by them in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Skye

The obligations of Skye to complete the transactions contemplated by this Agreement (other than the completion of the Private Placement described in Section 7.5) shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Skye and may be waived by Skye):

(a)	all covenants of Subco and HudBay under this Agreement to be performed on or before the Effective Time shall have been duly performed by Subco and HudBay in all material respects, and Skye shall have received a certificate of Subco, addressed to Skye and dated the Effective Time, signed on behalf of HudBay by two of its senior executive officers (on HudBay’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all representations and warranties of Subco and HudBay set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties (other than those contained in Section 4.1(a), 4.1(b) and 4.1(d)) to be so true and correct in all respects would not reasonably be expected to have a material adverse effect on Subco or HudBay (it being a separate condition that the representations and warranties of Subco and HudBay made in Section 4.1(a), 4.1(b) and 4.1(d) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Skye shall have received a certificate of Subco and HudBay, addressed to Skye and dated the Effective Time, signed on behalf of each of Subco and HudBay by two senior executive officers of each of Subco and HudBay (on Subco’s or HudBay’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	HudBay shall have delivered evidence satisfactory to Skye of the approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of any convertible securities of Skye outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions; and

(d)	the Private Placement shall have been completed.

The foregoing conditions will be for the sole benefit of Skye and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Skye which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

HudBay and Subco may not exercise their rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Skye may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1 Except as otherwise expressly provided in this Section 7.2, Skye shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Skye or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

7.2.2 Except as otherwise provided in this Section 7.2, Skye shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Skye, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Skye will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Skye and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Skye and its subsidiaries. Skye agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Skye, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Skye undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Skye shall not be prevented from considering any Superior Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3 Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Skye and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Skye Meeting, Skye receives a written Acquisition Proposal that the Skye Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to be a Superior Proposal, then Skye may, provided it is in compliance with Section 7.2.4:

(a)	furnish information with respect to Skye and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Skye shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Skye to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, HudBay ; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

7.2.4 Skye shall promptly notify HudBay, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Skye shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as HudBay may reasonably request. Skye shall keep HudBay fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from HudBay with respect thereto.

7.2.5 Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Skye Shareholder Approval at the Skye Meeting, Skye receives an Acquisition Proposal which the Skye Board concludes in good faith constitutes a Superior Proposal, the Skye Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6 Nothing contained in this Agreement shall prohibit the Skye Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Skye prior to the Effective Time, if, in the good faith judgment of the Skye Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Skye Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by HudBay of this Agreement pursuant to Section 8.2.1(c)(i), Skye shall pay the Termination Fee as required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Skye or the Skye Board from calling and holding a meeting of Skye Shareholders, or any of them, requisitioned by Skye Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

7.3.1 Skye covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Skye has complied with its obligations under Section 7.2 and has provided HudBay with a copy of the Superior Proposal; and

(b)	a period (the “Response Period”) of five business days has elapsed from the date that is the later of (x) the date on which HudBay receives written notice from the Skye Board that the Skye Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (y) the date HudBay receives a copy of the Superior Proposal.

7.3.2 During the Response Period, HudBay will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration. The Skye Board shall review any such offer by HudBay to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which HudBay is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by HudBay to be amended. If the Skye Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Skye Board, will cause Skye to enter into an amendment to this Agreement with HudBay incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect. If the Skye Board determines that the Acquisition Proposal continues to be a Superior Proposal, Skye may approve and recommend that holders of Skye Shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3 Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Skye Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and HudBay shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.4	Expenses and Termination Fees

7.4.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, provided that, in the event that this Agreement is terminated by HudBay pursuant to Sections 8.2.1(b)(i) or 8.2.1(c)(v) all fees, costs and expenses incurred by Subco or HudBay in connection with the transactions contemplated in this Agreement and the Plan of Arrangement, up to a maximum of $2,000,000 (the “Expense Reimbursement”) shall be paid by Skye provided that, in the event of a termination of this Agreement pursuant to

Section 8.2.1(b)(i), if (a) the Skye Shareholder Approval was not approved at the Skye Meeting as required by the Interim Order; and (b) prior to the Skye Meeting a HudBay Material Adverse Effect occurred and Skye notified HudBay in writing prior to the Skye Meeting that it is of the view that a HudBay Material Adverse Effect occurred, specifying in detail the basis for its conclusion, the Expense Reimbursement shall not be payable.

7.4.2 If a Termination Fee Event occurs, Skye shall pay HudBay (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5 (less any amounts previously paid to HudBay pursuant to Section 7.4.1).

7.4.3 For the purposes of this Agreement, “Termination Fee” means $14,000,000.

7.4.4 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by HudBay pursuant to Section 8.2.1(c)(i) (except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) has been made solely because a HudBay Material Adverse Effect has occurred), Section 8.2.1(c)(iv) or Section 8.2.1(c)(vi);

(b)	by Skye pursuant to Section 8.2.1(d)(i); or

(c)	by HudBay pursuant to Section 8.2.1(b)(i), or Section 8.2.1 (c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Skye Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Skye shall have been made to Skye or publicly announced by any person (other than HudBay, Subco or any of its affiliates) and within twelve months following the date of such termination:

(i)	the Acquisition Proposal is consummated; or

(ii)	Skye and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Skye Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.5 If a Termination Fee Event occurs due to a termination of this Agreement by Skye pursuant to Section 8.2.1(d)(i), or by HudBay pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by HudBay pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

7.4.6 Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Skye irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where HudBay is entitled to the Termination Fee and such Termination Fee is paid in full, HudBay shall be precluded from any other remedy against Skye at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Skye or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7 Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.8 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9 In no event shall Skye be obligated to pay to HudBay an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5	Private Placement

7.5.1 Subscription

HudBay hereby irrevocably agrees to subscribe for and purchase 12,679,266 Skye Shares (the “Subscription Shares”) from Skye and Skye hereby agrees to sell and issue to HudBay the Subscription Shares at a subscription price of $7.51 per share (for a total subscription price of $95,221,287.66 for the Subscription Shares (the “Subscription Price”) on the terms and conditions set out in this Section 7.5 (the “Private Placement”). Completion of the Private Placement shall be conditional upon the execution by Subco, HudBay and Skye of this Agreement. However, the completion of the Private Placement shall not be conditional upon the completion of the Arrangement.

7.5.2 Representations, Warranties, Covenants and Acknowledgements of HudBay

In connection with the subscription for the Subscription Shares under this Section 7.5, HudBay represents and warrants to Skye on the date hereof and on the Subscription Closing Date and acknowledges that Skye is relying thereon that:

(a)	HudBay is an accredited investor (“Accredited Investor”) as such term is defined in National Instrument 45-106 “Prospectus and Registration Exemptions” (“NI 45-106”) by virtue of being a corporation that has net assets of at least $5,000,000 as shown in the most recently prepared financial statements;

(b)	HudBay is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of HudBay;

(c)	neither HudBay nor any of its affiliates is the beneficial owner of, or exercises control or direction over, any Skye Shares or Skye Convertible Securities, in each case excluding the Subscription Shares to be purchased by HudBay;

(d)	HudBay has been advised to consult its own legal advisors with respect to trading in the Subscription Shares when issued and with respect to the resale restrictions imposed by the Securities Laws of the jurisdiction in which HudBay resides and other applicable securities laws, and acknowledges that no representation has been made respecting the applicable hold periods imposed by the Securities Laws or other resale restrictions applicable to such securities which restrict the ability of HudBay to resell such securities, that HudBay is solely responsible to find out what these restrictions are and HudBay is solely responsible (and Skye is in no way responsible) for compliance with applicable resale restrictions and HudBay is aware that it may not be able to resell such securities except in accordance with limited exemptions under the Securities Laws and other applicable securities laws;

(e)	HudBay was not formed, and the address of HudBay as set forth herein was not created, for the purpose of subscribing for the Subscription Shares;

(f)	HudBay is not a US Person (as defined in Regulation S under the US Securities Act, and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a US Person;

(g)	the applicable representative of HudBay was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of HudBay outside the United States;

(h)	HudBay will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a US Person unless such offer, sale or disposition is made in accordance with the US Securities Act and the securities laws of all applicable states of the United States;

(i)	HudBay acknowledges and consents to the placement of the following legend on the certificate evidencing the Subscription Shares issued to HudBay:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.>

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ( “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”;

(j)	HudBay is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this subscription for the purchase of the Subscription Shares, to subscribe for and purchase the Subscription Shares as contemplated herein and to carry out and perform all of its obligations under the terms hereof;

(k)	HudBay has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the subscription for the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Subscription Shares, HudBay covenants to indemnify and hold harmless Skye with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(l)	the representations in Sections 4.1(a) and (b) of this Agreement hereto are true and correct;

(m)	the subscription by HudBay hereunder, the performance and compliance with the terms hereof and the completion of the transactions described herein by HudBay will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of HudBay, the Securities Laws or any other laws applicable to HudBay, any agreement to which HudBay is a party, or any judgment, decree, order, statute, rule or regulation applicable to HudBay;

(n)	if required by applicable Securities Laws or Skye, HudBay will execute, deliver and file or assist Skye in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;

(o)	HudBay has not received or been provided with a prospectus or an offering memorandum, within the meaning of the Securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;

(p)	the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation;

(q)	there are risks associated with the purchase of and investment in the Subscription Shares and HudBay is knowledgeable and or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Subscription Shares and fully understands the restrictions on resale of the Subscription Shares and is capable of bearing the economic risk of the investment;

(r)	the funds representing the Subscription Price which will be advanced by HudBay to Skye hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and HudBay acknowledges that Skye may in the future be required by Law to disclose HudBay’s name and other information relating to this subscription and HudBay’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge (a) none of the subscription funds to be provided by HudBay (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to HudBay, and (b) it shall promptly notify Skye if HudBay discovers that any of such representations ceases to be true, and to provide Skye with appropriate information in connection therewith; and

(s)

HudBay acknowledges that the subscription under this Agreement, and the schedules hereto, require HudBay to provide certain personal information to Skye. Such information is being collected by Skye for the purposes of completing the sale and issuance of Subscription Shares, which includes, without limitation, determining HudBay’s eligibility to purchase the Subscription Shares under the Securities Laws and other applicable securities laws, preparing and registering certificates representing the Subscription Shares to be issued to HudBay and completing filings required by any stock exchange or securities regulatory authority. HudBay’s personal information may be disclosed by Skye to: (a) Securities Authorities, (b) the Canada Revenue Agency, and (c) any of the other parties involved in the issue and sale of the Subscription Shares, including legal counsel and may be included in record books in connection with the subscription. By executing this Agreement, HudBay is deemed to be consenting to the foregoing collection, use and disclose of HudBay’s personal information.

7.5.3 Representations and Warranties of Skye

In connection with the subscription for the Subscription Shares under this Section 7.5, Skye represents and warrants to HudBay on the date hereof and on the Subscription Closing Date, and acknowledges that HudBay is relying upon such representations and warranties that:

(a)	the representations and warranties of Skye in Article 3 of this Agreement are true and correct;

(b)	the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of Skye registered in the name of HudBay (or as it may direct in writing) on the Subscription Closing Date and upon receipt of the aggregate Subscription Price by Skye, such Subscription Shares will be fully paid and non-assessable;

(c)	the issue of the Subscription Shares by Skye hereunder does not and will not contravene, conflict with or result in a violation of Skye’s notice of articles or articles or the terms of any agreement or instrument to which Skye is a party;

(d)	none of Skye, its affiliates (as defined under the US Securities Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares;

(e)	Skye, its affiliates and any person acting on its or their behalf have complied, and will comply (as defined under the US Securities Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares; and

(f)	no order ceasing or suspending trading in securities of Skye nor prohibiting the sale of such securities has been issued and is outstanding against Skye or its directors, officers or promoters.

7.5.4 Survival of Representations

The representations and warranties of HudBay and Skye under Sections 7.5.2 and 7.5.3 respectively shall survive the closing of the transactions contemplated under this Section 7.5 for a period ending on the earlier of: (i) the Effective Time; and (ii) one year from the date of such closing.

7.5.5 Covenants of Skye

In connection with the issuance of Subscription Shares hereunder, Skye covenants and agrees with HudBay that:

(a)	it will duly file all such reports, statements or other documents as may be necessary or desirable, and otherwise use its best efforts to maintain in good standing Skye’s status under the Securities Laws as a “reporting issuer” and the listing of its Shares on the Exchange;

(b)	Skye has obtained or by the Subscription Closing Date will have obtained the approval from the Exchange for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date;

(c)	on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, Skye shall deliver:

(i)	an officers’ certificate of Skye confirming that:

(A)	the representations and warranties of Skye set forth in Section 7.5.3 hereof are true and accurate in all material respects;

(B)	Skye shall have performed all obligations and covenants under this Section 7.5 in all material respects; and

(ii)	a legal opinion from Skye’s counsel in the form acceptable to HudBay, acting reasonably, in respect of the issuance of the Subscription Shares.

7.5.6 Closing

Subject to there being no prohibition at laws in Canada against the completion of the subscription and issuance of the Subscription Shares and the transactions contemplated hereunder, the issuance of the Subscription Shares will be completed as soon as practicable after the approval of the Exchange for the additional listing of the Subscription Shares, have been obtained by Skye (the “Subscription Closing Date”). HudBay and Skye shall use their reasonable best efforts to obtain all such approvals and consents. The completion of the issuance and purchase of the Subscription Shares shall occur at Skye’s office in Vancouver on the Subscription Closing Date. In the event the Private Placement cannot be completed on the terms described herein for reasons outside the control of the Parties, the Parties shall enter into good faith negotiations for the purposes of agreeing on the terms of an alternative investment by HudBay in Skye for the Subscription Price.

7.5.7 Payment of Subscription Price

HudBay shall cause to be wire transferred to the bank account of Skye in Canada, the Subscription Price for the Subscription Shares on the Subscription Closing Date against receipt by HudBay or HudBay’s counsel of a duly issued share certificate representing the Subscription Shares.

7.5.8 Use of Proceeds

The net proceeds from the Private Placement shall be used to fund capital costs associated with the Fenix Project.

7.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Skye shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to HudBay and to the officers, employees, agents and representatives of HudBay such access as HudBay may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish HudBay with all data and information as HudBay may reasonably request. HudBay and Skye acknowledge and agree that information furnished pursuant to this Section 7.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7	Insurance and Indemnification

7.7.1 HudBay will, or will cause Skye and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Skye and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that HudBay acknowledges and agrees that prior to the Effective Date, Skye may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

7.7.2 HudBay agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Skye and its subsidiaries to the extent that they are disclosed in Schedule 7.7.2 of the Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.7.2 of the Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.7.3 The provisions of this Section 7.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Skye hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1 This Agreement, other than Section 7.5 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Skye Shareholders, holders of Skye Options and holders of Skye DSUs or the Arrangement by the Court):

(a)	by mutual written agreement of Skye and HudBay ; or

(b)	by either Skye or HudBay , if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement (other than the representations and warranties set out in Section 7.5 as they relate to the Private Placement) has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Skye or HudBay from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Skye Shareholder Approval at the Skye Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by HudBay, if:

(i)

prior to obtaining the Skye Shareholder Approval, the Skye Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to HudBay or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Skye Meeting) after having been requested in writing by HudBay to do so, in a manner adverse to HudBay, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Skye Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Skye set forth in this Agreement (other than as set forth in Section 7.2 and other than those set forth in Section 7.5 as they relate to the Private Placement) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that HudBay is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Skye is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Skye’s obligation under Section 7.2 to provide notice of an Acquisition proposal to HudBay within a prescribed period;

(v)	the Skye Meeting has not occurred on or before August 19, 2008, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to HudBay if the failure by HudBay to fulfil any obligation hereunder is the cause of, or results in, the failure of the Skye Meeting to occur on or before such date; or

(vi)	the Skye Board authorizes Skye to enter into a binding written agreement relating to a Superior Proposal;

(d)	by Skye, if

(i)	the Skye Board authorizes Skye, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Skye pays the Termination Fee payable pursuant to Section 7.4; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of HudBay set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Skye is not then in breach of this Agreement (other than Section 7.5 as it relates to the Private Placement) so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Skye Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Subco and HudBay shall be deemed to constitute one and the same Party.

ARTICLE 9

GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). HudBay and Subco shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If HudBay and Subco complete the transactions contemplated by this Agreement, HudBay and Subco shall not, following Closing, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Skye prior to the Closing; and

(b)	which does not relate directly to the carrying on of Skye’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

HudBay and Subco shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. HudBay and Subco shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, HudBay and Subco shall promptly deliver to Skye all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Subco or HudBay:

1 Adelaide Street East

Suite 2501

Toronto Ontario

M5C-2V9

Attention:	Allen J. Palmiere, Chief Executive Officer
Facsimile:	(416) 362-9967
Email:	Allen.Palmiere@HudBayMinerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 – 40 King Street West

Toronto, Ontario M5H 3C2

Attention:	Paul M. Stein
Facsimile:	(416) 350-6949
Email:	pstein@casselsbrock.com

(b)	if to Skye:

1111 Melville Street, Suite 700

Vancouver, British Columbia V6E 3V6

Attention:	Colin K. Benner, Chief Executive Officer
Facsimile:	(604) 648-4092
Email:	cbenner@skyresources.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Suite 4200, TD Bank Tower

Toronto Dominion Centre

66 Wellington Street West

Toronto, Ontario M5K 1N6

Attention:	John Turner
Facsimile:	(416) 364-7813
Email:	jturner@tor.fasken.com

9.3	Governing Law; Waiver of Jury Trial

This Agreement, other than the Plan of Arrangement, which shall be governed by the laws of the Province of British Columbia, shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

HudBay or Subco may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of HudBay, provided that if such assignment and/or assumption takes place, HudBay shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Subco, HudBay and Skye have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

0828275 B.C. LTD.

By:	(signed) H. Maura Lendon
Name:	H. Maura Lendon
Title:	Vice President & General Counsel

HUDBAY MINERALS INC.

By:	(signed) Allen Palmiere
Name:	Allen Palmiere
Title:	President & CEO

SKYE RESOURCES INC.

By:	(signed) Colin Benner
Name:	Colin Benner
Title:	Vice Chairman & CEO

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

(b)	“Arrangement Agreement” means the arrangement agreement dated June 23, 2008 among Subco, HudBay and Skye, as amended, amended and restated or supplemented prior to the Effective Date;

(c)	“Arrangement Resolution” means the Special Resolution of the Skye Shareholders, holders of Skye Options and holders of Skye DSUs approving the Arrangement and certain other matters;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Canadian Resident” means a beneficial owner of Skye Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(g)	“Converted HudBay Option In-The-Money Amount” in respect of a Skye Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the HudBay Shares that a holder is entitled to acquire on exercise of the Converted HudBay Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“CRA” means the Canada Revenue Agency;

(j)	“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Skye for the purpose of, among other things, exchanging certificates representing Skye Shares for HudBay Shares in connection with the Arrangement and paying the cash consideration to Skye Shareholders;

(k)	“Dissent Right” shall have the meaning ascribed thereto in Article 4.01;

(l)	“Dissenting Shareholder” means a registered holder of Skye Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Skye Shares;

(m)	“Effective Date” means the date designated by HudBay and Skye by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(n)	“Effective Time” means • on the Effective Date;

(o)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(p)	“Eligible Non-Resident” means a beneficial owner of Skye Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Skye Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(q)	“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Skye and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Skye and HudBay, each acting reasonably) on appeal;

(r)	“Former Skye Shareholders” means the holders of Skye Shares immediately prior to the Effective Time;

(s)	“HudBay” means HudBay Minerals Inc., a corporation continued under the Canada Business Corporations Act;

(t)	“HudBay Shares” means the common shares in the authorized share capital of HudBay;

(u)	“Interim Order” means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Skye Meeting, as the same may be amended by the Court with the consent of Skye and HudBay, each acting reasonably;

(v)	“Parties” means, Skye, Subco and HudBay and “Party” means any of them;

(w)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Skye and HudBay, each acting reasonably;

(x)	“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02(c);

(y)	“Skye” means Skye Resources Inc., a company existing under the BCBCA;

(z)	“Skye DSU” means the deferred share units granted pursuant to the Deferred Share Unit Plan of Skye as approved by Skye Shareholders on May 17, 2007, as amended as of May 2, 2008;

(aa)	“Skye Shares” means the issued and outstanding common shares of Skye;

(bb)	“Skye Meeting” means the special meeting of Skye Shareholders, holders of Skye Options and holders of Skye DSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(cc)	“Skye Options” means the outstanding options to purchase Skye Shares issued pursuant to the Skye Stock Option Plan and otherwise;

(dd)	“Skye Shareholder Rights Plan” means the Shareholder Protection Rights Agreement dated December 21, 2006 between Skye and CIBC Mellon Trust Company, as amended from time to time;

(ee)	“Skye Stock Option Plan” means the Incentive Stock Option Plan of Skye approved by holders of Skye Shares on February 28, 2003, as amended and restated June 19, 2008;

(ff)	“Skye Stock Option In-The-Money Amount” in respect of a Skye Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Skye Shares that a holder is entitled to acquire on exercise of the Skye Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(gg)	“Skye Warrant Indenture” means the warrant indenture dated October 26, 2007 between Skye and CIBC Mellon Trust Company, as warrant agent;

(hh)	“Skye Warrants” means the warrants to purchase Skye Shares governed by the Skye Warrant Indenture;

(ii)	“Subco” means 0828275 B.C. Ltd.;

(jj)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(kk)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO

ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE THREE

ARRANGEMENT

Section 3.01 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	the Skye Shareholder Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)	each Skye Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to HudBay and HudBay shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Skye Shares and HudBay shall be recorded as the registered holder of the Skye Shares so transferred and shall be deemed to be the legal owner of such Skye Shares;

(c)	each Skye Share held by a Former Skye Shareholder (other than a Dissenting Shareholder or HudBay or any subsidiary of HudBay) shall be transferred to HudBay and in consideration therefor HudBay shall issue HudBay Shares on the basis of 0.61 of a fully paid and non-assessable HudBay Share (the “Share Exchange Ratio”) for each Skye Common Share plus $0.001 in cash, subject to Sections 3.03, 3.04 and Article 5 hereof;

(d)	each Skye Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted HudBay Option”) to acquire (on the same terms and conditions as were applicable to such Skye Option immediately before the Effective Time under the Skye Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted HudBay Option will expire on the expiry date for such option), the number (rounded down to the nearest whole number) of HudBay Shares equal to the product of: (A) the number of Skye Shares subject to such Skye Option immediately prior to the Effective Time and (B) the Skye Share Exchange Ratio. The exercise price per HudBay Share subject to any such converted HudBay Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Skye Share subject to such Skye Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted HudBay Option In the Money Amount immediately after the exchange is equal to the Skye Stock Option In the Money Amount of the exchanged Skye Option immediately before the Effective Time;

(e)	on the Effective Date the Deferred Share Unit Plan of Skye is amended to provide that each outstanding Skye DSU shall thereafter relate to the number of HudBay Shares determined by multiplying the number of Skye Shares to which such Skye DSU relates by the Share Exchange Ratio, all references to “Shares” in the Deferred Share Unit Plan shall be deemed to be references to HudBay Shares or to the number of HudBay Shares so determined and to make such other changes necessary to give effect to the foregoing and to ensure that it qualifies a plan described in regulation 6801(d) under the Tax Act;

(f)	each Skye Share held by HudBay including the Skye Shares acquired pursuant to Sections 3.01(b) and (c) hereof shall be transferred to Subco in consideration of the issue by Subco to HudBay of one common share of Subco for each Skye Share so transferred;

(g)	the stated capital in respect of the Skye Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(h)	Skye and Subco shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the BCBCA;

(i)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(h):

(i)	Amalco will own and hold all property of Skye and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all liabilities and obligations of Skye and Subco, whether arising by contract or otherwise, may be enforced against Skye to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Skye and Subco;

(iii)	all rights, contracts, permits and interests of Skye and Subco will continue as rights, contracts, permits and interests of Amalco as if Skye and Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Skye or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Subco or Skye may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Skye may be enforced by or against Amalco;

(vii)	HudBay shall receive on the amalgamation one Amalco Common Share in exchange for each Subco Common Share previously held and all of the issued and outstanding Skye Shares will be cancelled without any repayment of capital in respect thereof;

(viii)	the name of Amalco shall be “Skye Resources Inc.”;

(ix)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x)	the articles of the Amalco shall be substantially in the form of Skye’s articles;

(xi)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(xii)	the first directors of Amalco following the amalgamation shall be •, • and •; and

(xiii)	the capital of common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Subco immediately prior to the merger.

Section 3.02 Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior the Effective Date, HudBay shall deliver or arrange to be delivered to the Depositary certificates representing the HudBay Shares required to be issued to Former Skye Shareholders and the requisite cash required to be paid to Former Skye Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Skye Shareholders for distribution to such Former Skye Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Skye Shareholder together with certificates representing Skye Shares and such other documents as the Depositary may require, Former Skye Shareholders shall be entitled to receive delivery of the certificates representing the HudBay Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

(c)	An Eligible Holder whose Skye Shares are exchanged for HudBay Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by HudBay, within 90 days after the Effective Date, duly completed with the details of the number of Skye Shares transferred and the applicable agreed amounts for the purposes of such joint elections. HudBay shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Skye, HudBay nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, HudBay or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, HudBay will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.03 No Fractional HudBay Shares

No fractional HudBay Shares shall be issued to Former Skye Shareholders. The number of HudBay Shares to be issued to Former Skye Shareholders shall be rounded up to the nearest whole HudBay Share in the event that a Former Skye Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share and shall be rounded down to the nearest whole HudBay Share in the event that a Former Skye Shareholder is entitled to a fractional share representing less than 0.5 of a HudBay Share.

Section 3.04 Fractional Cash Consideration

Any cash consideration owing to a Former Skye Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR

DISSENT RIGHTS

Section 4.01 Dissent Rights

Pursuant to the Interim Order, holders of Skye Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Skye Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Skye by holders who wish to dissent at least two days before the Skye Meeting or any date to which the Skye Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Skye Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Skye Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by HudBay; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Skye Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Skye Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(c) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall HudBay, Skye or any other person be required to recognize holders of Skye Shares who exercise Dissent Rights as holders of Skye Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Skye Shares who exercise Dissent

Rights shall be deleted from the central securities register as holders of Skye Shares at the Effective Time and HudBay shall be recorded as the registered holder of the Skye Shares so transferred and shall be deemed to be the legal owner of such Skye Shares.

ARTICLE FIVE

DELIVERY OF HUDBAY SHARES

Section 5.01 Delivery of HudBay Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Skye Shares that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Skye Shares formerly represented by such certificate under the BCBCA and the articles of Skye and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Skye Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing HudBay Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Skye Shares that were exchanged for HudBay Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing HudBay Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing HudBay Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such HudBay Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such HudBay Shares and cheque, give a bond satisfactory to HudBay and the Depositary in such amount as HudBay and the Depositary may direct, or otherwise indemnify HudBay and the Depositary in a manner satisfactory to HudBay and the Depositary, against any claim that may be made against HudBay or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Skye.

Section 5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to HudBay Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Skye Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing HudBay Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such HudBay Shares.

Section 5.04 Withholding Rights

HudBay and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Skye Shareholder such amounts as HudBay or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Skye Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05 Limitation and Proscription

To the extent that a Former Skye Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the HudBay Shares that such Former Skye Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such HudBay Shares, together with the cash consideration to which such Former Skye Shareholder was entitled, shall be delivered to HudBay by the Depositary and the share certificates shall be cancelled by HudBay, and the interest of the Former Skye Shareholder in such HudBay Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX

AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)	HudBay and Skye reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by HudBay and Skye, (iii) filed with the Court and, if made following the Skye Meeting, approved by the Court, and (iv) communicated to holders or former holders of Skye Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Skye at any time prior to the Skye Meeting provided that HudBay shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Skye Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Skye Meeting shall be effective only if: (i) it is consented to in writing by each of HudBay and Skye; and (ii) if required by the Court, it is consented to by holders of the Skye Shares voting in the manner directed by the Court.

SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Skye Resources Inc. ( “Skye”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Skye dated •, 2008, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Skye and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement (the “Arrangement Agreement”) between Skye, 0828275 B.C. Ltd. and HudBay Minerals Inc., dated June 23, 2008, and all the transactions contemplated therein the actions of the directors of Skye in approving the Arrangement and the actions of the officers of Skye in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Skye or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Skye are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Skye:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5. Any one or more directors or officers of Skye is hereby authorized, for and on behalf and in the name of Skye, to execute and deliver, whether under corporate seal of Skye or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Skye, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Skye;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

1.	Competition Act

(i) The issuance of an Advance Ruling Certificate provided that such Advanced Ruling Certificate has not been rescinded prior to the Outside Date; or (ii) (A) the expiry or termination of the waiting period under section 123 of the Competition Act (Canada), or waiver of the notification requirement pursuant to section 113(c) of that Act, and (B) the Commissioner of Competition advising the Parties, in writing, that she has no intention to file an application under Part VIII of the Competition Act (Canada), in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Outside Date

2.	Guatemalan Approvals

Such approvals as may be required under Guatemala Law.

SCHEDULE D

TO THE ARRANGEMENT AGREEMENT

KEY THIRD PARTY CONSENTS